AB
3/3



UNITE~~~~~ 09057629
SECURITIES AND EX~~~~~~
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *50043*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Carolina Securities Inc*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Crescent Green Suite 115
(No. and Street)

Cary   *NC*   *27518*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan Pate + Co.
(Name – if individual, state last, first, middle name)

615 Oberlin Rd.   *Raleigh, NC*   *Raleigh NC 27605*
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Andrew G. Burch_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Carolina Securities , Inc_ , as of _12-31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_N/A_

State of _NC_ , County of _Wake_
Signed before me on this _25th_ day
of _Feb_ , 2009 by _Andrew G Burch_
Notary Public _Katherine E Adams_

_____
Katherine E. Adams
Notary Public

Andrew H. Burch
Signature

President
Title

My Commission Expires _6, 6, 2012_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MCMILLAN, PATE & COMPANY, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

J. MICAH PATE, III
ANGELA W. BANASK
THOMAS M. DOHERTY
BRIAN T. BENNETT

JAMES L. MCMILLAN, JR.

TELEPHONE (919) 836-9200
FACSIMILE (919) 836-9288

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Carolina Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carolina Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMillan, Pate & Company, L.L.P.

February 24, 2009

Carolina Securities, Inc.

Report on Audit of Financial Statements

for the year ended December 31, 2008

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

CONTENTS

McMILLAN, PATE & COMPANY, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

J. MICAH PATE, III
ANGELA W. BANASK
THOMAS M. DOHERTY
BRIAN T. BENNETT

JAMES L. MCMILLAN, JR.

TELEPHONE (919) 836-9200
FACSIMILE (919) 836-9288

Independent Auditors' Report

Board of Directors
Carolina Securities, Inc.

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2008 and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, L.L.P.

February 24, 2009

CAROLINA SECURITIES, INC.
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	36,228
Refundable income taxes		269
Prepaid expenses		840
	$	37,337

Liabilities and Stockholder's Equity

Accounts payable - affiliate	$	12,446
Total liabilities		12,446
Stockholder's equity:		
Common stock, par value $.01 per share; authorized 100,000 shares, issued and outstanding 200 shares		2
Additional paid-in capital		25,617
Accumulated deficit		(728)
Total stockholder's equity		24,891
	$	37,337

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Loss
for the year ended December 31, 2008

Revenues:	
Investment advisory fees	$ -
Total revenues	-
Expenses:	
General and administrative	8,358
Total expenses	8,358
Loss from operations	(8,358)
Other income (expense):	
Interest income	602
Loss before benefit for income taxes	(7,756)
Benefit for income taxes	-
Net loss	$ (7,756)

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2008

	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances at December 31, 2007	200	$ 2	$ 25,617	$ 7,028	$ 32,647
Net loss	-	-	-	(7,756)	(7,756)
Balances at December 31, 2008	200	$ 2	$ 25,617	$ (728)	$ 24,891

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Cash Flows
for the year ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(7,756)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
(Increase) decrease in operating assets:		
Refundable income taxes		(269)
Increase (decrease) in operating liabilities:		
Accounts payable - affiliate		6,360
Income taxes payable		(881)
Net cash used in operating activities		(2,546)
Net decrease in cash		(2,546)
Cash and cash equivalents at beginning of year		38,774
Cash and cash equivalents at end of year	$	36,228
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$	1,147

The accompanying notes are an integral
part of the financial statements.

1. **ORGANIZATION AND NATURE OF BUSINESS**

Carolina Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina corporation formed on January 22, 1996. FINRA requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(i). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

The Company primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due utilizing currently enacted tax laws and rates.

Revenue Recognition

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. At December 31, 2008, the Company did not have any deposits with a financial institution not insured by the Federal Deposit Insurance Corporation (FDIC).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ## INCOME TAXES

The benefit for income taxes for the year ended December 31, 2008 consists of the following:

Deferred benefit:		
Federal	$	1,165
State		535
		1,700
Valuation allowance		(1,700)
	$	-

Temporary differences giving rise to the deferred tax asset consists of net operating loss carry-forwards. Valuation allowance related to deferred tax assets increased by $1,700. This increase is a result of determining that it is more likely than not that certain loss carry-forwards will not be utilized prior to expiration.

At December 31, 2008, the Company had approximately $7,700 in federal net operating loss carry-forwards available to reduce future federal taxable income. These carry-forwards begin to expire in year 2028, unless otherwise used. Additionally, the Company had approximately the same amount in state economic loss carry-forwards available to reduce future state taxable income. These carry-forwards begin to expire in year 2023.

4. ## SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2008. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

5. ## TRANSACTION WITH RELATED PARTY

As of December 31, 2008 the Company owed Calvert Holdings, Inc. (the stockholder) $12,446 for expenses paid on the Company's behalf. This amount is included in accounts payable - affiliate on the accompanying Statement of Financial Condition at December 31, 2008.

CAROLINA SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

Net Capital:

Total stockholder's equity	$	24,891
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		24,891
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		24,891
Deductions and/or charges:		
Non-allowable assets		(1,109)
Net capital before haircuts on securities positions		
Haircuts on securities		-
Net capital	$	23,782
Total aggregate indebtedness	$	12,446
Computation of basic net capital requirement:		
Minimum dollar net capital requirement		
(6 2/3% of aggregate indebtedness)	$	830
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	18,782
Excess net capital at 1000%		
(Net capital less 10% of aggregate indebtedness)	$	22,537
Percentage of aggregate indebtedness to net capital		52%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2008.